UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: November 16, 2019.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer

November 14, 2019

Atento

Fiscal 2019 Third Quarter Results

Investor Relations
Shay Chor
shay.chor@atento.com

Fernando Schneider
fernando.schneider@atento.com



ATENTO

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

Business Highlights & Strategic Overview

Carlos López-Abadía, CEO

ATENTO

Third Quarter 2019 Highlights

Transformation Plan gaining traction with strong Multisector growth and profitability improvement QoQ and YoY

Third quarter results build on H1 2019 momentum

- Strong 9.4% Multisector growth YoY drove a 3.0% consolidated revenue expansion
  - Multisector revenue growth across all regions. Share of Multisector up 2.4 p.p. YTD to 63.7% of total
  - Revenue expansion driven by fast-growing verticals: born-digital companies, healthcare providers and retailers
- EBITDA and profitability improvement fueled by better revenue mix and stricter cost control
  - Run rate EBITDA increased 5.2% YoY
  - Run rate EBITDA margin expanded 120 bps QoQ and 20 bps YoY
- FCF Before Interest and Acquisition funding transformation plan and share buyback program
  - 3.0 million shares repurchased in Q3 for $7.2 million
  - Higher one-off working capital uses in the quarter related to specific contract renegotiation, already normalized in Q4
  - Lower EBITDA that included extraordinary items related to transformation plan

We look forward to giving an in-depth presentation of the Three Horizon Plan at our Investor Day on November 18th

Our Three Horizon Plan

1 Improve profitability in existing operations

2 Accelerate exposure to services, verticals and geographies with higher growth & profitability


New Growth Avenues
(geographies/others)
Next Gen Services and Digital Acceleration
(value offer transformation)
Operational Improvements
(transforming the core)
New verticals/vertical specific solutions
Geographies expansion
High value voice
Integrated multichannel
Back office
Operational Excellence
Sales Excellence
SG&A & Expend Optimization
Global Organization & Governance

Focus on Improving Revenue mix and Profitability

YoY Revenues and EBITDA evolution


Revenue - YoY Growth
2.0%
2.5%
3.0%
Q1
Q2
Q3


Run Rate EBITDA - YoY Growth
-15.7%
-13.3%
5.2%
Q1
Q2
Q3


Multisector Revenue - YoY Growth
4.6%
7.3%
9.4%
Q1
Q2
Q3


Run Rate EBITDA Margin - YoY Variation
8.3%
9.0%
10.2%
-1.9 p.p.
-1.4 p.p.
0.2 p.p.
Q1
Q2
Q3
EBITDA Margin Variation
EBITDA Margin

Financial Results Highlights

Shay Chor, Treasurer and IRO

ATENTO

Q3 2019 Results Highlights

US$ MM Except per share	Q3 2019	Q3 2018	CC Growth (%) [1]	YTD 2019	YTD 2018	CC Growth (%) [1]
P&L						
Revenue	412.3	432.6	3.0%	1,290.1	1,396.4	2.6%
EBITDA [2]	48.1	46.9	4.7%	132.7	145.8	-0.6%
EBITDA Margin (%)	11.7%	10.9%	0.8 p.p.	10.3%	10.4%	-0.2 p.p.
Net Income [4]	1.3	3.1	N.M	(51.1)	5.4	N.M
Recurring Net Income [2;3]	2.0	18.4	N.M	(4.1)	40.5	N.M
EPS [4]	$0.02	$0.04	N.M	($0.69)	$0.07	N.M
Recurring EPS [2;3]	$0.03	$0.25	N.M	($0.06)	$0.55	N.M
Cashflow, Debt and Leverage						
FCF Bef. Int. and Acq. [5]	22.6	36.7		8.7	43.7	
Cash and Cash Equivalents	105.5	97.7				
Net Debt [6]	564.9	360.2				
Net Leverage (x) [6]	3.3	1.8				

Highlights[1]

- **Revenue: Multisector growth across all regions**
  - Consolidated revenue up 3.0% YoY in Q3, due to higher multisector revenues in all regions. On a sequential basis, consolidated revenue increased 0.4%
  - Multisector up 9.4% YoY and 6.5% YTD to 63.7% of total. On a sequential basis, Multisector up 3.5%
  - TEF revenue down 7.3% YoY in Q3 and down 3.7% YTD, due to lower volumes in Brazil, Peru, Chile and Spain
- **Profitability improved sequentially**
  - Q3 Reported EBITDA of $48.1 million includes $10.6 million positive effect from IFRS 16 adoption and negative $4.5 million from extraordinary items related to transformation plan
  - Three Horizon Plan gaining traction, with normalized Q3 EBITDA margin (ex IFRS 16 and extraordinary items) of 10.2%, expanding 120 bps QoQ and 20 bps YoY
- **Reported EPS of $0.02 in Q3**
  - Recurring EPS of positive $0.10, when adjusting for extraordinary items
- **FCF Before Interest and Acquisition of $22.6 million**
  - Higher one-off working capital in the quarter due to specific contract renegotiation, already normalized in Q4
  - Lower EBITDA impacted by extraordinary items related to transformation plan
- **Net debt of $419.8 million when excluding $140.3 million from IFRS 16**
  - Net leverage ratio[7] of 2.5x when excluding extraordinary items and effect of IFRS 16, in line with Q2 2019
- **3.0 million shares repurchased in Q3 for a total amount of $7.2 million**

ATENTO

(1) Unless otherwise noted, all results are for Q3 2019; all revenue growth rates are on a constant currency basis, year-over-year. Please refer to the MD&A section of the Q3 2019 6K for more details. (2) EBITDA, Recurring Net Income/Recurring EPS are Non-GAAP measures. For more information, see Glossary page. (3) Recurring Earnings and Recurring EPS attributable to Owners of the Parent Company. (4) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances. (5) We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses. (6) Includes IFRS 16 impact in Net Debt and Leverage. (7) Leverage ratio measures Net Debt level to EBITDA LTM

Brazil: Normalized Profitability Continues to Improve Sequentially

US$ MM	Q3 2019	Q3 2018	*CC Growth (%)* [1]	YTD 2019	YTD 2018	*CC Growth (%)* [1]
Revenue	203.8	204.4	*0.1%*	632.5	664.5	*3.2%*
Adjusted EBITDA[2]	27.7	24.3	*14.2%*	82.0	69.8	*27.3%*
Margin	13.6%	11.9%	*1.7 p.p.*	13.0%	10.5%	*2.5 p.p.*
Operating income/(loss)	(4.4)	1.4	*N.M*	(13.3)	(2.7)	*N.M*

Revenue Mix – Q3 2019



27.1%
72.9%
TEF
Multisector

Revenue Mix – YTD 2019



28.4%
71.6%
TEF
Multisector

Highlights[1]

- **Revenue flat in Q3, with 3.2% growth YTD**
  - Multisector continues to drive growth, with revenue up 3.7% in Q3 and 6.5% YTD
    - Multisector revenue fueled by higher volumes in existing contracts and kick-in of new contracts with born-digital and healthcare companies
  - TEF revenue down 8.6% in Q3 and 4.1% YTD
  - Multisector mix up 2.2 p.p. YTD to 71.6%

- **Profitability: Reported Adj. EBITDA margin of 13.6% in Q3 and 13.0% YTD**
  - Normalized Adj. EBITDA margin of 12.0% in Q3 when excluding extraordinary items and effects of IFRS 16:
    - +50 bps QoQ, reflecting new revenue mix comprising born-digital companies and other new contracts with better profitability
    - +10bps YoY on higher profitability with multisector customers that was offset by lower profitability with Telefónica

ATENTO

(1) Unless otherwise noted, all results are for Q3 2019; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non-GAAP measures. For more information, see Glossary page.

Americas: Multisector Growth and Profitability Recovery in Q3

US$ MM	Q3 2019	Q3 2018	CC Growth (%) (1)	YTD 2019	YTD 2018	CC Growth (%) (1)
Revenue	159.6	174.1	*9.6%*	493.1	558.2	*2.3%*
Adjusted EBITDA[2]	17.5	19.7	*-3.8%*	49.8	66.8	*-16.6%*
Margin	11.0%	11.3%	*-0.4 p.p.*	10.1%	12.0%	*-1.9 p.p.*
Operating income/(loss)	(1.8)	(2.8)	*N.M.*	(9.2)	6.7	*N.M*

Revenue Mix – Q3 2019


37.7%
62.3%
TEF
Multisector

Revenue Mix – YTD 2019


38.0%
62.0%
TEF
Multisector

Highlights[1]

- **Revenue expanded 9.6% in Q3**
  - Multisector up 18.6% YoY and 6.9% YTD. On a sequential basis, Multisector up 9.7%
    - YoY growth driven by higher volumes, mostly from new contracts in Mexico and Colombia
  - Multisector mix up 2.8 p.p. to 62.0% of total YTD
  - TEF revenues down 3.1% in Q3 and down 4.4% YTD, mainly due to lower volumes in Peru and Chile
- **Profitability: Reported Adj. EBITDA margin of 11.0% in Q3 and 10.2% YTD**
  - Excluding extraordinary items and IFRS 16, Normalized Adj. EBITDA Margin of 12.4% in Q3
    - Q3 margins recovered 310 bps YoY, due to better profitability from multisector customers, mainly in Colombia
    - Partially offset by lower TEF volumes in Peru and Chile

ATENTO

(1) Unless otherwise noted, all results are for Q3 2019; all growth rates are on constant currency basis and year-over-year, and may differ from 6K due to certain intra-group eliminations
(2) EBITDA and Adj. EBITDA are Non-GAAP measures. For more information, see Glossary page.

EMEA: Continued Revenue Growth in Multisector

US$ MM	Q3 2019	Q3 2018	CC Growth (%)[1]	YTD 2019	YTD 2018	CC Growth (%)[1]
Revenue	52.1	55.7	*-2.2%*	175.4	181.0	*3.1%*
Adjusted EBITDA[2]	5.9	5.7	*9.1%*	17.8	16.7	*13.2%*
Margin	11.4%	10.3%	*1.1 p.p.*	10.1%	9.2%	*0.9 p.p.*
Operating income/(loss)	0.0	0.7	*-117.5%*	0.1	1.5	*-94.7%*

Highlights[1]

- **Revenues down 2.2% in Q3 and up 3.1% YTD**
  - Multisector up 15.1% YoY and 10.5% YTD, reflecting higher volumes, especially in the utilities sector, and with new contracts with existing customers
  - Multisector mix at 42.2% YTD, +2.8 p.p. vs YTD 2018
  - Revenues from TEF decreased 13.9% in Q3 on unusual volume decline, which is not expected to continue. YTD, TEF revenues are down 1.7%
- **Profitability: Reported Adj. EBITDA margin of 11.4% in Q3 and 10.1% YTD**
  - Excluding extraordinary items and the effect of IFRS 16, Normalized Adjusted EBITDA margin would have been 7.6% in Q3
    - Ramp-up of newly acquired contracts with Multisector clients
    - Unusually low volume at TEF

Revenue Mix – Q3 2019


47.6%
52.4%
TEF
Multisector

Revenue Mix – YTD 2019


42.2%
57.8%
TEF
Multisector

ATENTO

(1) Unless otherwise noted, all results are for Q3 2019; all revenue growth rates are on a constant currency basis and year-over-year. Please refer to the MD&A section of the Q3 2019 6K for more details.
(2) EBITDA and Adj. EBITDA are Non-GAAP measures. For more information, see Glossary page.

Cashflow Funding Transformation Plan and Share Buyback Program

Free Cash Flow (FCF) US$ MM	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Net Cash flow from/(used in) operating activities	**12.1**	**27.9**	**(1.6)**	**37.4**
Add-Backs: Net Interest Paid	21.1	18.4	44.1	44.6
Add-Backs: Income Tax Paid	2.9	2.2	17.3	12.7
Operating Cash Flow (1)	**36.2**	**48.5**	**59.8**	**94.7**
Cash Capex (2)	(10.6)	(9.6)	(33.8)	(38.3)
Income Tax Paid	(2.9)	(2.2)	(17.3)	(12.7)
Free Cash Flow before Interest and Acquisitions	**22.6**	**36.7**	**8.7**	**43.7**
Acquisitions	0.0	(0.0)	(14.9)	(0.0)
Net Financial Expenses (3)	(21.1)	(18.4)	(44.1)	(44.6)
Free Cash Flow (FCF)	**1.5**	**18.3**	**(50.3)**	**(1.0)**

Highlights(1)

- **FCF Before Int. and Acq. of $22.6 million in Q3**
  - Higher one-off working capital uses in the quarter related to specific contract renegotiation, already normalized in Q4
  - Lower EBITDA that included extraordinary items related to transformation plan
- **Cash Capex totaled 2.6% of revenues YTD 2019**
  - In line with 2.7% in 9M2018
  - Below guidance, as company re- evaluates priorities under transformation plan
- **3.0 million shares repurchased in Q3 for a total amount of $7.2 million**

ATENTO

(1) We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.
(2) Does not consider acquisitions
(3) Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, cash settlement of hedging instruments can impact Q1 and Q3 of each year

Healthy Balance Sheet and Financial Flexibility

US$MM	Maturity	Interest Rate	Outstanding Balance 3Q19
SSN [1] (USD)	2022	6.125%	493.5
BNDES (BRL)	2020 / 2022	TJLP + 2.0%	1.2
Other borrowings and Leases	2019	-	30.7
Gross Debt			525.3
IFRS 16			145.1
Gross Debt + IFRS 16			670.4
Cash and Cash Equivalents			105.5
Net Debt			564.9

Highlights[1]

- **Cash and Cash equivalents of $105.5 million vs $97.7 million in Q3 2018**
  - Existing revolving credit facilities of ~$95 million ($90 million undrawn), implying liquidity of ~$200 million
- **Net debt of $419.8 million ex IFRS 16**
  - Average debt maturity of 2.7 years with no relevant principal payment until Aug/2022
  - Average cost of debt (LTM): 7.0% p.a.
- **Net leverage of 3.3x under IFRS 16**
  - 2.5x when excluding IFRS 16 and extraordinary items



Debt Payment Schedule
$mm (@ Current FX of Sep-19)
13
16
1
500
Q4 2019
2020
2021
2022



Net Debt / EBITDA
$MM
1.8x
1.8x
2.4x
2.4x
2.5x
361
326
390
406
420
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Net Debt
Net Debt / EBITDA

ATENTO

(1) Cross currency swaps covers 100% of interest until maturity in Aug/2022

Appendix

About Atento
Financial Reconciliations
Debt Information
Glossary

ATENTO

About Atento



ATENTO

Atento at a Glance

Company Overview

- Leading CRM BPO provider in Latin America and the fourth largest globally by revenue
- Long-standing relationships with blue-chip clients
- Superior pan-LatAm delivery platform
  - 100 contact centers in 13 countries globally
  - 151,000+ employees & 91,000+ workstations globally
- Unique people focus being the only CRM BPO company among the 25 best multinationals to work for and the only LatAm-based company(1)

Revenue Diversification Overview FY

Revenue by Vertical and Geography(2)



22.0%
42.0%
36.0%
Telco
Financial Services
Multisector



13.0%
49.0%
38.0%
Brazil
Americas
EMEA

Source: Company filings
(1) Awarded by the Great Place to Work Institute®
(2) As of Q3 2019

We Have Evolved From A Call Center of Telefónica to LatAm's #1 CRM BPO Solutions Provider

1999

Value Proposition
- TEF cost center
- Pure-play call center
- Limited geographic scope

Revenues ($Bn)



<0.5

Client Base



Non-TEF ~10%
TEF ~90%

Operational Platform

<20k Workstations

2014-2018

Value Proposition
- Public Company
- Diversified CRM solutions
- #1 player in Latin America

Revenues ($Bn)



1.8

Client Base



TEF 39%
Multisector 61%

Operational Platform

92k+ Workstations

2019+

- ✓ **Operational Improvements: transforming the core**
  - ✓ Operational Excellence
  - ✓ Sales Excellence
  - ✓ SG&A & Expense Optimization
  - ✓ Enhanced Organization & New Governance
- ✓ **Next Gen Services and Digital Acceleration: value offer transformation**
  - ✓ High value voice
  - ✓ Integrated multichannel
  - ✓ Back office
- ✓ **Growth Avenues: new verticals / geographies**
  - ✓ New verticals / vertical specific solutions
  - ✓ Geographies expansion

Long-Lasting, Blue-Chip Client Base

Highest client retention in the market, driven by excellence in service offering

Loyal Client Base With Best-In-Class Retention

Tech

ORBITZ

Global Transportation & Ridesharing App

SAMSUNG

Lenovo

MOTOROLA

Global Technology & Phone Company

Other

Nestlé

MediaMarkt

Interjet

FIAT

Unilever

ConectCar

Whirlpool

98.7% Client Retention[1]

10+ year relationship with ~60% of clients

5+ year relationship with 80% of clients[2]

Financial Services

BancoEstado

Santander

HSBC

Itaú

Bradesco

Telcos

Telefónica

SKY

vtr

Claro

oi

Sources: Company filings

(1) Client retention is based on an average of the last three years

(2) As of 2016; length of relationship statistic excludes Telefónica

We Are The Only Scale Provider of Differentiated CRM BPO Solutions in LatAm

Uniquely Positioned to Capture Digital Growth

We Provide Differentiated End-To-End Customized Solutions


Omni-Channel
Customized Solutions
Data & Analytics
Vertical Expertise
Customer Experience

- Relevant role in the client's value chain with higher specialization and customization
- Fully integrated with client's tools and processes
- Intelligence and tools developed and provided by Atento
- Strong momentum with leading, tech-enabled, global customers

The Only Platform to Serve Large Clients Across LatAm

2017 LatAm CRM BPO market share (%)


Mexico
21.5%(1)
Colombia
8.5%(1)
Brazil
26.6%
Peru
32.4%(1)
Chile
27.5%
Argentina
19.0%
Atento #1 position
Atento #4 position

Sources: Frost & Sullivan, Gartner

(1) Represents local market share (defined as revenues generated and invoiced in the country with local clients)

Shareholders Structure

Post IPO on Oct 2014

Bain Capital	62,660,015
Free-float	10,959,496
Total Shares	73,619,511


15.2%
84.8%
Bain Capital
Free-float

Post Secondary Offering on Nov 2017

Bain Capital	48,520,671
Free-float	25,388,385
Total Shares	73,909,056


34.4%
65.6%
Bain Capital
Free-float

As of September 30, 2019

Bain Capital	48,520,671
Free-float	22,615,322
Treasury Shares	4,270,364
Total Shares	75,406,357


5.7%
30.0%
64.3%
Bain Capital
Free-float
Treasury Shares

Appendix

ATENTO

Adjustments to EBITDA by Quarter

	Fiscal 2016					Fiscal 2017					Fiscal 2018					Fiscal 2019		
($ in millions)	Q1	Q2	Q3[(1)]	Q4[(1)]	FY	Q1	Q2	Q3[(1)]	Q4[(1)]	FY[(4)]	Q1	Q2	Q3	Q4[(1)]	FY[(4)]	Q1	Q2	Q3
Profit/(loss) for the period	(4.4)	(7.8)	(0.5)	16.7	3.4	9.0	(3.7)	(10.1)	(8.9)	(13.6)	(1.7)	4.0	3.1	15.0	20.5	(45.6)	(6.6)	1.3
Net finance expense	19.5	28.2	22.3	37.7	107.8	12.0	19.1	37.7	24.7	93.5	19.6	21.9	18.3	(4.2)	55.6	17.3	19.1	13.8
Income tax expense	1.0	0.6	2.6	1.1	5.2	3.8	7.3	(2.8)	4.3	12.5	5.5	(0.5)	3.8	4.6	13.4	(2.9)	(3.1)	2.3
Write-off of deferred tax assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	37.8	-	-
Depreciation and amortization	21.4	25.1	25.0	25.4	97.3	25.4	23.4	29.6	26.0	104.4	26.3	23.6	21.8	23.6	95.2	35.3	33.2	30.8
EBITDA (non-GAAP) (unaudited)	**37.5**	**46.1**	**49.4**	**80.9**	**213.7**	**50.2**	**46.1**	**54.4**	**46.1**	**196.9**	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**	**42.0**	**42.6**	**48.1**
Acquisition and integration related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Restructuring costs	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-	-	-	-	-	
Site relocation costs	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-	-	-	-	-	
Financing and IPO fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Contingent Value Instrument	-	-	-	(41.7)	(41.7)	-	-	-	-	-	-	-	-	-	-	-	-	
Asset impairments and Others	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-	-	-	-	-	
Adjusted EBITDA (non-GAAP) (unaudited)	**49.0**	**54.2**	**60.5**	**58.6**	**221.9**	**53.6**	**52.5**	**59.7**	**55.1**	**221.0**	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**	**42.0**	**42.6**	**48.1**
Adjusted EBITDA Margins	**11.8%**	**12.1%**	**13.6%**	**13.3%**	**12.6%**	**11.5%**	**11.1%**	**11.9%**	**11.5%**	**11.5%**	**10.1%**	**10.4%**	**10.9%**	**9.2%**	**10.2%**	**9.6%**	**9.6%**	**11.7%**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.
(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

IFRS 16 Effect

Income Statement Effect

Strong Effect on EBITDA

	IFRS 16: Effect (YTD 2019)
Revenue	
EBITDA	**40.2**
Depreciation & Amortization	(32.4)
Operating Profit	**7.8**
Finance costs	(13.0)
(Loss)/profit before income tax	**(5.1)**
Income tax expense	0.1
(Loss)/profit after income tax	**(5.0)**

Net Debt and Leverage Effect

Leverage from 2.5x to 3.3x

US$MM	Maturity	Interest Rate	Outstanding Balance 3Q19
SSN [1] (USD)	2022	6.125%	493.5
BNDES (BRL)	2020 / 2022	TJLP + 2.0%	1.2
Other borrowings and Leases	2019	-	30.7
Gross Debt			525.3
IFRS 16			145.1
Gross Debt + IFRS 16			670.4
Cash and Cash Equivalents			105.5
Net Debt			564.9

(1) Does not consider other financial expenses (ag.WHT)

Add-Backs to Net Income by Quarter

	Fiscal 2016					Fiscal 2017					Fiscal 2018					Fiscal 2019		
($ in millions, except percentage changes)	**Q1**	**Q2**	**Q3(1)**	**Q4(1)**	**FY(1)**	**Q1**	**Q2**	**Q3(1)**	**Q4(1)**	**FY(1)**	**Q1**	**Q2**	**Q3**	**Q4(1)**	**FY(1)**	**Q1**	**Q2**	**Q3**
Profit/(Loss) attributable to equity holders of the parent	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**	**3.1**	**15.0**	**20.5**	**(45.6)**	**(6.6)**	**1.3**
Acquisition and integration related Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	5.4	6.2	6.5	6.3	24.2	6.8	4.3	5.7	5.6	22.4	5.7	5.3	5.1	5.1	21.2	5.1	6.3	3.7
Restructuring Costs	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-	-	-	-	-	-
Sponsor management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Site relocation costs	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-	-	-	-	-	-
Financing and IPO fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
PECs interest expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-	-	-	-	-	-
DTA adjustment in Spain	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net foreign exchange gain on financial instruments	(0.5)	(0.2)	0.1	(0.1)	(0.7)	-	0.3	2.4	(2.9)	(0.2)	3.1	(9.0)	5.9	-	0.0	-	-	-
Net foreign exchange impacts	3.0	9.2	2.5	5.8	21.1	(3.3)	4.3	3.2	19.3	23.4	2.8	19.0	9.3	(2.3)	28.8	1.8	1.4	(1.0)
Contingent Value Instrument	-	-	-	(26.2)	(26.2)	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial Non Recurring	-	-	-	-	- -	-	-	17.7	-	17.7	-	-	-	-	-	-	-	-
Depreciation Non Recurring	-	-	-	-	- -	-	-	2.8	-	2.8	-	-	-	-	-	-	-	-
Tax effect	(5.3)	(6.0)	(5.1)	(8.1)	(23.5)	(3.4)	(2.0)	(7.4)	(5.2)	(18.2)	(2.4)	(3.7)	(4.6)	(1.6)	(11.3)	33.5	(1.916)	(1.3)
Other	-	-	-	-	- -	-	-	-	-	-	-	-	-	-	-	0.6	-	(0.6)
Adjusted Earnings (non-GAAP) (unaudited)	**9.7**	**9.5**	**14.60**	**13.80**	**48.20**	**12.5**	**9.6**	**19.60**	**16.90**	**58.40**	**7.53**	**15.10**	**15.68**	**16.20**	**59.10**	**(4.60)**	**(0.85)**	**2.00**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.13**	**0.13**	**0.20**	**0.19**	**0.65**	**0.17**	**0.13**	**0.27**	**0.23**	**0.79**	**0.10**	**0.20**	**0.25**	**0.22**	**0.80**	**(0.06)**	**(0.01)**	**0.03**
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	**-**	**-**	**14.50**	**-**	**-**	**12.5**	**9.4**	**17.60**	**15.90**	**55.20**	**7.83**	**14.30**	**18.36**	**15.70**	**57.20**	**(5.00)**	**(1.10)**	**2.00**
Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	**-**	**-**	**0.20**	**-**	**-**	**0.17**	**0.13**	**0.24**	**0.21**	**0.75**	**0.10**	**0.19**	**0.25**	**0.21**	**0.77**	**(0.06)**	**(0.01)**	**0.03**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of Adjusted Earnings to Profit/(loss).

Effective Tax Rate

($ in millions, except percentage changes)	Fiscal 2016	Fiscal 2017	Fiscal 2018	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Profit/(loss) before tax[1]	**8.6**	**(1.0)**	**33.9**	**3.9**	**3.3**	**6.9**	**19.6**	**(10.6)**	**(9.7)**	**3.5**
(+) Total Add-backs to Net Income (excluding tax effect)	**68.3**	**90.2**	**50.0**	**11.5**	**15.3**	**20.3**	**2.8**	**7.5**	**7.7**	**2.1**
Acquisition and integration related Costs	-	-	-	-	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	*24.2*	*22.4*	*21.2*	*5.7*	*5.3*	*5.1*	*5.1*	*5.1*	*6.3*	*3.7*
Restructuring Costs	*33.7*	*16.8*	-	-	-	-	-	-	-	-
Site relocation costs	*9.3*	-	-	-	-	-	-	-	-	-
Financing and IPO fees	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	*6.9*	*7.3*	-	-	-	-	-	-	-	-
DTA adjustment in Spain	-	-	-	-	-	-	-	-	-	-
Net foreign exchange gain on financial instruments	*(0.7)*	*(0.2)*	*0.0*	*3.1*	*(9.0)*	*5.9*	-	-	-	-
Net foreign exchange impacts	*21.1*	*23.4*	*28.8*	*2.8*	*19.0*	*9.3*	*(2.3)*	*1.8*	*1.4*	*(1.0)*
Contingent Value Instrument	*(26.2)*	-	-	-	-	-		-	-	-
Financial Non Recurring	-	*17.7*	-	-	-	-	-	-	-	-
Depreciation Non Recurring	-	*2.8*	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	*0.6*	-	*(0.6)*
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	**76.9**	**89.2**	**83.9**	**15.4**	**18.6**	**27.2**	**22.4**	**(3.1)**	**(2.0)**	**5.6**
(-) Recurring Tax	**(28.7)**	**(30.8)**	**(24.7)**	**(7.9)**	**(3.2)**	**(8.4)**	**(6.2)**	**(1.5)**	**1.2**	**(3.6)**
Income tax expense (reported)	*(5.2)*	*(12.5)*	*(13.4)*	*(5.5)*	*0.5*	*(3.8)*	*(4.6)*	*(35.0)*	*3.1*	*(2.3)*
Tax effect (non-recurring)	*(23.5)*	*(18.2)*	*(11.3)*	*(2.4)*	*(3.7)*	*(4.6)*	*(1.6)*	*33.5*	*(1.9)*	*(1.3)*
= Adjusted Earnings (non-GAAP) (unaudited)	**48.2**	**58.4**	**59.1**	**7.5**	**15.4**	**18.7**	**16.2**	**(4.6)**	**(0.9)**	**2.0**
Recurring ETR	**37.3%**	**34.5%**	**29.4%**	**51.3%**	**17.7%**	**31.1%**	**27.7%**	**48.5%**	**58.1%**	**64.3%**

(1) Profit/(loss) before income tax from continuing operations

FX Rates

FX Assumptions	Average					Average					Average		
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018	Q1 2019	Q2 2019	Q3 2019
Euro (EUR)	0.94	0.91	0.85	0.85	0.89	0.81	0.84	0.86	0.88	0.85	0.88	0.89	0.90
Brazilian Real (BRL)	3.14	3.21	3.16	3.25	3.19	3.25	3.60	3.96	3.81	3.65	3.77	3.92	3.97
Mexican Peso (MXN)	20.32	18.56	17.82	18.98	18.92	18.71	19.42	18.98	19.85	19.24	19.20	19.12	19.44
Colombian Peso (COP)	2,922.44	2,919.17	2,976.69	2,986.81	2,951.28	2,858.33	2,838.34	2,961.69	3,162.98	2,955.34	3,135.29	3,240.94	3,340.81
Chilean Peso (CLP)	655.29	663.92	642.76	633.48	648.86	601.97	620.73	663.19	679.62	641.38	667.01	683.69	705.50
Peruvian Soles (PEN)	3.29	3.26	3.25	3.25	3.26	3.24	3.26	3.29	3.36	3.29	3.32	3.32	3.34
Argentinean Peso (ARS)	15.67	15.73	17.28	17.56	16.56	19.71	23.55	32.09	37.12	28.12	39.05	43.91	50.56

Revenue Mix by Service Type

	Fiscal 2016					Fiscal 2017					Fiscal 2018					Fiscal 2019		
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Customer Service	49.6%	49.7%	50.2%	47.8%	49.0%	50.2%	51.7%	48.2%	47.7%	48.4%	51.1%	51.8%	50.6%	50.3%	50.7%	51.7%	52.0%	53.0%
Sales	16.4%	16.3%	15.3%	17.2%	16.6%	16.3%	18.8%	17.2%	17.6%	16.8%	18.1%	18.0%	18.3%	18.5%	17.7%	17.0%	16.9%	16.9%
Collection	10.2%	10.0%	9.4%	10.0%	10.1%	9.5%	8.6%	8.1%	7.9%	8.8%	7.3%	7.5%	8.2%	8.8%	8.2%	7.9%	7.8%	7.4%
Back Office	10.5%	10.1%	11.2%	11.7%	10.8%	11.2%	8.3%	13.7%	13.8%	12.9%	12.0%	12.2%	13.1%	12.5%	12.9%	12.8%	12.3%	12.8%
Technical Support	9.6%	9.4%	9.6%	9.2%	9.4%	8.7%	9.0%	8.4%	8.7%	9.1%	7.7%	6.9%	6.3%	6.3%	6.9%	6.7%	7.1%	6.2%
Others	3.7%	4.5%	4.3%	4.1%	4.1%	4.1%	3.6%	4.4%	4.3%	4.0%	3.8%	3.7%	3.5%	3.6%	3.6%	3.9%	3.9%	3.7%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Number of Workstations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Brazil	**49,839**	**49,076**	**33**	**34**
Americas	**37,648**	**37,220**	**48**	**52**
Argentina (2)	4,363	4,356	12	12
Central America (3)	2,335	2,358	3	4
Chile	2,835	2,932	4	4
Colombia	8,974	8,450	9	10
Mexico	9,487	9,223	14	15
Peru	8,451	8,548	3	4
United States (4)	1,203	1,353	3	3
EMEA	**5,321**	**5,421**	**15**	**15**
Spain	5,321	5,421	15	15
Total	**92,808**	**91,717**	**96**	**101**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.
- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.
- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.
- Operating Cash Flow: Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expense.
- Free cash flow before interest and acquisitions – We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expense.
- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.